---------------------------------
       UNITED STATES                                               OMBAPPROVAL
SECURITIES AND EXCHANGE COMMISSION             ---------------------------------
     Washington, DC  20549                      OMB Number:           3235-0058
                                                Expires:         March 31, 2006
                                                Estimated average burden
                                                hours per response ........2.50
                                               =================================
                                                      SEC FILE NUMBER
        FORM 12B-25                                       1-10702
                                               =================================
                                                        CUSIP NUMBER
 NOTIFICATION OF LATE FILING                               880779
                                               =================================


(Check one):      |_|  Form 10-K    |_|  Form 20-F    |_|  Form 11-K
                  |X| Form 10-Q     |_|  Form N-SAR   |_|  Form N-CSR

                  For Period Ended:  March 31, 2005

                    |_|  Transition Report on Form 10-K
                    |_|  Transition Report on Form 20-F
                    |_|  Transition Report on Form 11-K
                    |_|  Transition Report on Form 10-Q
                    |_|  Transition Report on Form N-SAR

                         For  the Transition Period Ended:


--------------------------------------------------------------------------------
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION


Terex Corporation
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable


500 Post Road East, Suite 320
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


Westport, Connecticut 06880
--------------------------------------------------------------------------------
City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

|_| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in Current Reports on Form 8-K furnished to the Securities and Exchange Commission on October 27, 2004, November 10, 2004, January 13, 2005 and March 4, 2005, Terex Corporation ("Terex" or the "Company") has commenced a detailed examination of its intercompany transactions in an effort to reconcile imbalances in certain of the Company's accounts. Based on the results of its review, the Company concluded that the financial statements of Terex for the years ended December 31, 2000, 2001, 2002 and 2003 need to be restated to correct certain errors. The Company's internal review activities have not yet been completed and the Company is currently working to complete its financial statements for the year ended December 31, 2004. In addition, the Company has not yet completed its assessment of effectiveness of internal control over financial reporting as of December 31, 2004. Once the Company's Annual Report on Form 10-K for the year ended December 31, 2004 and its Quarterly Report on Form 10-Q for the period ended September 30, 2004 are filed, the Company will file its Quarterly Report for the quarter ended March 31, 2005, as soon thereafter as possible. The Company also will be filing a further Current Report on Form 8-K shortly with an additional discussion on the status of these matters.




PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Eric I Cohen             203                           222-7170
    ----------------------------------------------------------------------------
             (Name)             (Area Code)                  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). |_| Yes |X| No

     Quarterly Report on Form 10-Q for the period ended September 30, 2004
     ---------------------------------------------------------------------
     Annual Report on Form 10-K for the period ended December 31, 2004
     -----------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X|Yes |_| No

The Company expects total revenue for its fiscal quarter ended March 31, 2005, to be in the range of $1.40-$1.45 billion, an increase of over 35% from total revenue in the fiscal quarter ended March 31, 2004. At this time, the Company anticipates fully diluted earnings per share, before special items, for the fiscal quarter ended March 31, 2005 to be in the range of $0.50 to $0.55.


                                            TEREX CORPORATION
                                    --------------------------------------------
                                    (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 10, 2005            By:  /s/ Phillip C. Widman
                               Phillip C. Widman
                               Senior Vice President and Chief Financial Officer